Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 28, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories receives DCGI approval to launch Molnupiravir capsules 200mg (Molflu™) in India”

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy's Laboratories receives DCGI approval to launch Molnupiravir capsules 200mg (Molflu™) in India

Hyderabad, India, December 28, 2021	For Immediate Release

Hyderabad, India. December 28, 2021 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that it has received emergency-use authorisation from the Drugs Controller General of India (DCGI) to manufacture and market the oral anti-viral drug Molnupiravir capsules 200mg for the treatment of adult patients with COVID-19, with SpO2 >93% and who have high risk of progression of the disease including hospitalisation or death.

Earlier this year, Dr. Reddy’s entered into a non-exclusive voluntary licensing agreement with Merck Sharpe Dohme (MSD) to manufacture and supply Molnupiravir to India and over 100 low and middle-income countries (LMICs). In a first-of-its-kind collaboration in the Indian pharmaceutical industry, a Dr. Reddy’s-led consortium of pharma companies collaborated to jointly sponsor, supervise and monitor the Phase III clinical trial in India, and presented its findings to the Subject Expert Committee (SEC).

Dr. Reddy’s will soon launch its molnupiravir capsules 200mg under the brand name Molflu™ across India. As a vertically integrated company, Dr. Reddy’s is able to manufacture the active pharmaceutical ingredient (API) as well as the formulation for molnupiravir, and has made adequate capacity preparations to ensure that it is able to help patients in India as well as in patient populations in need around the world.

Commenting on the development, G.V. Prasad, Co-Chairman and Managing Director, Dr. Reddy’s, said: “Molnupiravir is a continuation of our constant effort since the start of the pandemic to ensure access to every possible treatment option against COVID-19 from prevention to mild, moderate and severe disease for patients in India and around the world. The approval to launch molnupiravir is an important development not only as a treatment option, but also for the collaborative manner in which Indian pharma companies came together. Throughout the pandemic, we have sought to create diverse collaborations and partnerships to meet unmet medical needs of as many patients as possible globally.”

Molnupiravir is an oral anti-viral that inhibits the replication of multiple RNA viruses including SARS-CoV-2. It has been studied by Merck & Co., Inc., in collaboration with Ridgeback Biotherapeutics in a Phase III trial for the treatment of non-hospitalized patients with confirmed COVID-19 globally. It has received approvals from regulatory authorities in the U.K., U.S and Japan.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.